

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Zhou Ou
Chief Executive Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, NY 11354

> **Re: Fly-E Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 22, 2025**
> **File No. 333-286678**

Dear Zhou Ou:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 22, 2025

General

1.   We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear ineligible to incorporate by reference on Form S-1. Please amend your registration to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended March 31, 2025, and update accordingly. Refer to General Instruction VII.C of Form S-1.

2.   Please revise to include executive compensation disclosure for the fiscal year ended March 31, 2025. Refer to Item 11 of Form S-1 and Item 402 of Regulation S-K and Question 117.05 of the Regulation S-K Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing